Filed by: Max Capital Group Ltd.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: IPC Holdings,

Ltd. (Commission File No. 0-27662)

This filing includes statements about future economic performance, finances, expectations, plans and prospects of both IPC Holdings, Ltd. (“IPC”) and Max Capital Group Ltd. (“Max”) that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties, including the risks described in the preliminary joint proxy statement/prospectus of IPC and Max that has been filed with the Securities and Exchange Commission (“SEC”) under “Risk Factors,” many of which are difficult to predict and generally beyond the control of IPC and Max, that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please also refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by each of IPC or Max, as the case may be, with the SEC. Neither IPC nor Max undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This filing contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on our current plans, estimates and expectations. Some forward-looking statements may be identified by our use of terms such as “believes,” “anticipates,” “intends,” “expects” and similar statements of a future or forward looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this filing should not be considered as a representation by us or any other person that our objectives or plans will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes the following: (a) the occurrence of natural or man-made catastrophic events with a frequency or severity exceeding our expectations; (b) the adequacy of our loss reserves and the need to adjust such reserves as claims develop over time; (c) any lowering or loss of financial ratings of any wholly-owned operating subsidiary; (d) the effect of competition on market trends and pricing; (e) changes in general economic conditions, including changes in interest rates and/or equity values in the United States of America and elsewhere and continued instability in global credit markets; and (f) other factors set forth in the preliminary joint proxy statement/prospectus of IPC and Max, the most recent reports on Form 10-K, Form 10-Q and other documents of IPC or Max, as the case may be, on file with the SEC. Risks and uncertainties relating to the proposed transaction include the risks that: the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; the anticipated benefits of the transaction will not be realized; and/or the proposed transactions will not be consummated. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not intend, and are under no obligation, to update any forward looking statement contained in this filing.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This material relates to a proposed business combination between IPC and Max. On April 28, 2009, IPC filed with the SEC an amended registration statement on Form S-4, which included a preliminary joint proxy statement/prospectus of IPC and Max. This material is not a substitute for the preliminary joint proxy statement/prospectus that IPC has filed with the SEC or any other document that IPC or Max may file with the SEC or send to their respective shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED, OR THAT WILL BE FILED, WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to IPC, at Jim Bryce, President and Chief Executive Officer, or

John Weale, Executive Vice President and Chief Financial Officer, at 441-298-5100, in the case of IPC’s filings, or Max, at Joe Roberts, Chief Financial Officer, or Susan Spivak Bernstein, Senior Vice President, Investor Relations at 441-295-8800, in the case of Max’s filings.

PARTICIPANTS IN THE SOLICITATION:

IPC and Max and their directors, executive officers and other employees may be deemed to be participants in any solicitation of IPC and Max shareholders, respectively, in connection with the proposed business combination. Information about IPC’s directors and executive officers is available in the preliminary joint proxy statement/prospectus filed with the SEC on April 28, 2009, relating to IPC’s 2009 annual meeting of shareholders; information about Max’s directors and officers is available in the amendment to its annual report on Form 10-K filed with the SEC on April 1, 2009.

The following communication will appear in Max’s 2008 Annual Report to Shareholders:

SHAREHOLDER MESSAGE

It has now been almost ten years since Max Capital started out as Maximus Capital. During that time, with the benefit of a team of exceptionally talented and industrious individuals, Max has undergone a strategic evolution from its origins as a Bermuda reinsurance company offering structured and alternative risk reinsurance products. After years of growth and a number of important milestones along the way, Max is now a truly global enterprise dedicated to providing diversified specialty insurance and reinsurance products, with over three hundred employees and major operations in Bermuda, Ireland, six US cities, and London (with our addition of “Max at Lloyd’s”). We have built a balanced portfolio of insurance and reinsurance underwriting businesses – each led by highly experienced underwriters and supported by sophisticated technology and pricing models. Our success is measured by the superiority of our services, reputation and financial results.

In March of 2009, we announced that the boards of directors of IPC Holdings, Ltd. (“IPC”) and Max Capital (“Max”) had unanimously approved a definitive amalgamation agreement to combine our companies and operate under the name of Max Capital Group Ltd. (“Max Capital Group”). We believe the combination will create an even stronger and more diversified global underwriting franchise than Max presently enjoys. IPC and Max have complementary businesses with very little overlap. The new platform will increase the global scale of each company, and further enhance our collective ability to capitalize on attractive opportunities in the property and casualty marketplace, and thereby build long-term value for all our shareholders. We look forward to working with the entire IPC team, whose skill and experience were fundamental to forging the transaction. We expect that the combined entity will have less volatile underwriting results than either of its individual components, as well as more flexibility to efficiently manage capital. We expect the transaction to close late in the second quarter or early in the third quarter of 2009, subject to shareholder and regulatory approvals and other customary closing conditions.

Our Results in 2008

In 2008, Max experienced a terrific operating and underwriting year overshadowed by unprecedented investment volatility.

The Company reported a net operating loss of $147 million, or $2.59 per diluted share in 2008, versus net operating income of $307 million, or $4.81 per diluted share, in 2007. Our 2008 earnings produced a negative return on average shareholders’ equity of 12.2%, compared to a positive return of 20.4% in 2007. This loss for 2008 was predominately generated by the mark-to-market losses on Max’s alternative investment portfolio versus underwriting performance, which was once again very good.

Gross premiums written in 2008 amounted to $1,254 million (2007 – $1,078 million). Property and Casualty underwriting contributed $1,012 million (2007 – $776 million). Our inherently variable production from Life and Annuity Reinsurance underwriting contributed $242 million (2007 – $302 million). Net premiums earned for the year amounted to $814 million (2007 – $818 million).

Property and Casualty Reinsurance underwritten by Max Bermuda and Max Europe produced gross premiums written of $420 million in 2008, up 22% from $345 million in 2007, largely as a result of the addition of Agriculture Reinsurance to our underwriting portfolio.

Property and Casualty Insurance underwritten by Max Bermuda and Max Europe produced gross premiums written of $389 million in 2008, broadly in line with the $383 million written in 2007.

One of the key underwriting performance measures for our Property and Casualty business is the combined ratio of losses and expenses against net premiums earned. In 2008, the Company achieved an overall combined ratio of 91.9% (2007 – 88.2%). Including allocated net investment income and net losses on alternative investments, the Company’s Property and Casualty business generated net income of $28 million in 2008 (2007 – $179 million).

Although 2008 was a year with heavy catastrophe losses, Max’s diversification allowed us to post a Property and Casualty underwriting profit. Perhaps more important, the strength of our internal risk models and analytics enabled Max to post reliable and adequate loss estimates shortly after Hurricanes Ike and Gustav.

Life and Annuity Reinsurance concluded three transactions in 2008, versus six in 2007. As indicated above, gross premiums written amounted to $242 million, compared to $302 million in 2007. We believe we provide a unique focus on the provision of customized reinsurance solutions to individual client problems in relation to existing closed blocks of Life and Annuity business. We selectively consider only a few relatively large opportunities, none of which include any form of variable annuities, and we only bind those contracts that meet our disciplined risk-adjusted return requirements. While this can result in large variations in premium volume from year to year, our Life and Annuity Reinsurance business has bolstered invested assets, which, over time, have generated investment returns in excess of associated losses and benefits, resulting in a valuable long-term contribution to the Company’s profitability. Over and above our basic property and casualty orientation, we believe our Life and Annuity business provides Max with a significant competitive advantage over many of our peers.

In addition to diversity in the nature of risk we assume, we also value geographic diversity. Although most of our business relates to clients based in North America, Max Europe, principally serving the London and Continental European markets from our Dublin office, generated gross premiums written of $176 million in 2008 (2007 – $124 million). Across all business classes, 34% of our 2008 gross premiums written related to clients based outside of North America, principally in Europe (2007 – 45%). On a going-forward basis the combination with IPC is expected to add to our growing presence in the International markets, as IPC writes a seasoned book of non-USA property catastrophe reinsurance.

We expect Max Europe to be a meaningful contributor to growth in 2009 and beyond with the addition of new product lines and expansion from its Dublin base under the EU Freedom of Establishment rules. Our Dublin operation has also been preparing for the expected implementation in 2012 of Solvency II, which will establish a revised set of EU-wide capital requirements, valuation techniques and risk management standards.

New Business Results

We have capitalized on strategic opportunities to add valuable new underwriting platforms. Max Specialty, our USA-based excess and surplus lines (“E&S”) platform that was established in 2007, completed its first full year of operations in 2008 and wrote gross premiums of $194 million (2007 – $48 million), demonstrating the strength of its team’s distribution relationships. Max Specialty’s business is predominately short-tail Property, General Casualty and Marine, and in 2008 it produced an attractive loss ratio of 69.4%. The combined ratio in 2008 remained high at approximately 139%, as Max Specialty’s earned premiums continued to grow into its initial expense base. We believe, however, that, in the near future, the company has the potential to be a materially positive contributor to Max’s results.

In November 2008, Max added its fourth key underwriting platform with the acquisition of a Lloyd’s managing agent, Max at Lloyd’s, which manages three syndicates at Lloyd’s with a 2009 combined stamp capacity of £200 million (that is, their current maximum allowed annual gross premium volume). This entry into the world’s most famous specialty marketplace is a terrific complement to the Company’s existing specialty insurance and reinsurance businesses, and is expected to be accretive to Max in 2009. We welcome the approximately 85 staff of Max at Lloyd’s, who join us with an established track record of professionalism and results, and we thank them for their hard work and initiative as they transition into Max.

In 2008, we also established Max America Insurance Company. Max America offers Inland and Ocean Marine products on an admitted basis in all fifty states, and complements Max Specialty’s ability to provide similar products on an E&S basis.

Our Invested Assets

Invested assets totaled $5,357 million as of December 31, 2008, up from $5,123 million at year-end 2007, and generated an overall return of negative 0.09%, compared to a positive return of 10.38% in 2007.

The Company’s cash and fixed maturities portfolio, which amounted to $4,603 million, or 86% of invested assets, at December 31, 2008 (2007 – $4,061 million, or 79%), generated a total return of 4.66% for the year (2007 – 5.11%), during a period of significant volatility for fixed maturity investments. We believe that Max takes a more conservative approach to investing in fixed maturities than many of our peers, and that this is reflected in our positive 2008 results. We allocate our fixed maturities portfolio to four managers who have identical investment guidelines and who compete for assets based on performance. The portfolio is duration matched to our insurance liabilities, and we actively seek to control the risks of credit loss and impairment. With the investment market’s volatility, we also carried higher cash balances in 2008 that further suppressed returns, but which we viewed as the prudent strategy.

At year-end 2008, alternative investments amounted to $754 million, or 14% of invested assets (2007 – $1,062 million, or 21%). The portfolio, which largely consists of a fund of hedge funds, had a negative return for 2008 of 19.27%, for a loss on alternative investments for 2008 of $233 million, compared to a return of 16.97% or $187 million in 2007. Our 2008 result compares to the HFRI Fund of Funds Composite Index return of negative 20.7%. Although this could be considered an acceptable relative performance, the negative return and the volatility of this portfolio were significantly worse than had previously been modeled. Given Max’s growing platform of operating units and emerging underwriting opportunities, we made the decision to reduce the alternative investments from between 15% and 25% of invested assets to between 10% and 12%. During 2009, we will also examine the composition of our alternative investment portfolio with a view toward incorporating a variety of assets other than hedge funds.

Following the combination with IPC, we expect our fund of hedge funds to comprise not more than 7% of invested assets. As we are required to record the mark-to-market on hedge funds in operating income, the lower allocation to alternative investments and to hedge funds in particular is expected to reduce the variability of quarterly results.

Strong Cash Flow and Capital Position

Total revenue for the year, including net premiums earned, investment returns and other income, was $747 million (2007 – $1,190 million), while G&A expenses for 2008 were $127 million (2007 – $107 million), principally reflecting the growth of our USA operations, acquisition-related expenses, and increased employee headcount in Bermuda and Ireland. Net cash flow generated from operating activities was $509 million (2007 – $252 million). Max has successfully generated positive cash flows from operations in each year of its operating history.

In 2008, Max repurchased approximately 4.1 million common shares, representing 7.2% of our shares outstanding as of December 31, 2007, at an average cost of $26.48 per share for a total amount of approximately $110 million. The majority of these shares were repurchased prior to the significant decline in share price experienced in October 2008. Later in the fourth quarter, however, the Company repurchased approximately 288,000 of its common shares at an average price of $12.50 per share for a total amount of $3.6 million.

Shareholders’ equity was $1,280 million at year-end 2008, down 20% from $1,584 million at year-end 2007, largely as a result of the net operating loss and repurchase of shares. Book value per share was $22.94 at year-end 2008, down from $27.54 per share at year-end 2007.

Among the most encouraging endorsements Max received in 2008 on our continued progress were the affirmations we received in the last four months of the year from each of our rating agencies. The Company’s financial strength ratings were reaffirmed by A.M. Best at “A- (Excellent),” by Fitch at “A (Strong),” and by Moody’s at “A3.” In addition, A.M. Best upgraded its outlook on Max to “positive,” at a time when turmoil in the world financial markets was highly pronounced. Given that it would have been easy for the ratings agencies to take no action, we were particularly pleased to receive their affirmations at such a time.

Building Future Value

We are fortunate to have an exceptionally strong Board of Directors that worked tirelessly throughout 2008 to guide Max through uncharted waters, and to achieve the major strategic objectives I have discussed. I am grateful for their wise counsel. With Max’s pending combination with IPC, the Boards of the two companies will be merged and Max will lose the service of some very talented directors. Following the close of the transaction, Zack Bacon, Bill Kronenberg, Jim MacNaughton and Steven Skala will step down from Max’s Board. We are most appreciative for all they have contributed and will miss their input. With these changes, the “new” Max Board of Directors will have eleven non-executive directors plus myself, for a total of twelve, and will provide a strong mix of expertise, skills and backgrounds for the new organization.

I would once again like to thank our clients and intermediaries. We appreciate their support, and recognize that their trust and loyalty is critical to the continued success of our Company. We are dedicated to providing unparalleled service, expert counsel and valuable products, and to becoming their market of choice.

Max continues to build its franchise and deliver this client value through the values that have made us successful to date. These include:

•	We attract and retain the highest quality talent

•	Our people reflect exceptional business acumen, strong work ethic and the ability to work in teams

•	Ethical standards and customer service are paramount

•	We prioritize Max first, individual business units second

•	Underwriting teams focus on profits – not volume

•	Pricing mechanisms reflect collaboration between actuaries and underwriters

•	Expense efficiency is imperative

Although 2008 was an extraordinarily difficult year for our industry and for Max, I believe that our risk management strategies again proved their worth in limiting the downside from both underwriting and investment losses in unpredictable circumstances, thereby ensuring that the impact on our capital was manageable. As we look forward to 2009, I am optimistic that, in combination with IPC, we will add value for our shareholders and prove to be a more competitive specialty underwriting company. I believe we will have the capital, the people and the resources to grow and prosper in the improved market conditions we envision, and to take advantage of attractive underwriting opportunities and market dislocations as they arise.

W. Marston (Marty) Becker

Chairman and Chief Executive Officer